Exhibit 99.2

MARKET RELEASE

21 December 2004

JAMES HARDIE INDUSTRIES N.V.

TRADING HALT

The securities of James Hardie Industries N.V. (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 23 December 2004 or when the announcement is released to the market.

Security Code:     JHX

Richard Hajzuk
Companies Adviser